The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not offers to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, Preliminary Pricing Supplement dated December 2, 2013

Pricing Supplement No. 1 (To prospectus supplement dated December 2, 2013 and prospectus dated April 30, 2012)	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-181059

THE ALLSTATE CORPORATION

LEOPARDS™*

EACH REPRESENTING A 1/1,000TH INTEREST IN A SHARE OF

FIXED RATE NONCUMULATIVE PERPETUAL PREFERRED STOCK, SERIES D

CUSIP Number of Depositary Shares	Series	Public Offering Price(1)	Size ($/# Depositary Shares)(2)	Dividend Rate (Non- Cumulative)(3)	Dividend Frequency(4)	Maturity	First Call Date(5)	Make- Whole Premium(5)	Proposed NYSE Listing Symbol(6)	Purchasing Agent’s Discount	Net Proceeds (before Expenses)
020002804	D	$25.00	$ /	6.625%	Quarterly	Perpetual	April 15, 2019	45 basis points	ALL PR D	$0.7875	$

(1)                                  Investment advisers, either registered under the Investment Advisers Act of 1940 or exempt therefrom, purchasing shares for the account of their advisory clients may be offered shares at a $0.40 discount to the public offering price

(2)                                  Shares to be outstanding immediately after this offering:             Depositary Shares

(3)                                  Dividends are payable only when, as and if declared

(4)                                  Dividends are payable in arrears on January 15, April 15, July 15 and October 15 of each year, commencing on April 15, 2014

(5)                                  The Issuer may, at its option, redeem the shares of Preferred Stock (i) in whole but not in part at any time prior to the First Call Date specified above, within 90 days after the occurrence of a “rating agency event” at a redemption price equal to $25,000 per share of Preferred Stock (or $25 per Depositary Share), or if greater, the present values of (A) $25,000 per share of Preferred Stock (or $25 per Depositary Share) and (B) all undeclared dividends for the dividend periods from the date of redemption to and including the First Call Date specified above, in each case, discounted to the date of redemption on a quarterly basis at a discount rate equal to the treasury rate plus the Make-Whole Premium specified above, plus, in each case, any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date, or (ii) in whole or in part, from time to time, on any dividend payment date on or after the First Call Date specified above at a redemption price equal to $25,000 per share of Preferred Stock (or $25 per Depositary Share), plus any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date

(6)                                  If approved for listing, trading of the Depositary Shares is expected to commence within a 120-day period after the original issuance date of the Depositary Shares

Offering Date: December 2, 2013 through December     , 2013

Trade Date: December      , 2013

Settlement Date: December     , 2013 (T+5)

Minimum Denomination/Increments: $25.00/$25.00

Purchasing Agent: Incapital LLC

Trades settle flat and clear SDFS: DTC Book Entry

DTC Number 0235 via RBC Dain Rauscher Inc.

* The Incapital LEOPARDS™ program provides for the Long Execution of Preferred and Related Debt Securities